July 22, 2013

Division of Corporate Finance

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         HealthWarehouse.com, Inc.

Preliminary Proxy Statement filed on Schedule 14A

Filed on July 3, 2013 by Karen Singer et al.

File No. 000-13117

In response to your letter dated July 13, 2013, Karen Singer, as Trustee of the Singer Children’s Management Trust, as sole member of HWH Lending, LLC hereby acknowledges that:

•	the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Karen Singer, Trustee

HWH Lending, LLC
Singer Children’s Management Trust, sole member

Karen Singer, Trustee